Exhibit 99.1

AGREEMENT
This AGREEMENT (the “Agreement”) is made as of April 28, 2015 by and among ARIAD Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), and the persons and entities listed on Schedule A hereto (collectively, the “Sarissa Group”). In consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
AGREEMENT
1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1:
“2015 Annual Meeting” means the Company’s 2015 annual meeting of stockholders.
“2016 Annual Meeting” means the Company’s 2016 annual meeting of stockholders.
“2017 Annual Meeting” means the Company’s 2017 annual meeting of stockholders.
“2016 Notice Window” means the period during which notice of nominations or other business to be brought before the 2016 Annual Meeting by a stockholder would be considered timely under the Company’s bylaws.
“Affiliate” shall have the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, (a) the members of the Sarissa Group and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another and (b) any business entity of which the Sarissa Designee is a member of the board (or similar governing body) shall not be deemed to be an “Affiliate” of the Sarissa Group solely due to such relationship. For the avoidance of doubt, Alexander J. Denner shall be deemed an Affiliate of the Sarissa Group.
“Agreement Press Release” shall have the meaning set forth in Section 5.1 below.
“Beneficially Own,” “Beneficial Owner” or “Beneficial Ownership” shall have the meaning (or the correlative meaning, as applicable) set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act; provided that, for purposes of Sections 3.2(a) and (b) and Section 4.1(a) below, “Beneficially Own” and “Beneficial Ownership” shall include securities which are beneficially owned, directly or indirectly, by the Sarissa Group, as a Receiving Party; provided, however, that the number of shares of Common Stock that a person is deemed to beneficially own pursuant to this proviso in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract.

“Berger Retirement Date” means the date on which Harvey J. Berger’s retirement as director, Chief Executive Officer and President of the Company is effective and he is no longer employed in any position with or is otherwise providing services to the Company or any Subsidiary thereof, other than as Special Advisor (as defined in the Retirement Agreement).
“Board” means the Board of Directors of the Company.
“CEO Search Committee” shall have the meaning set forth in Section 2.2 below.
“Common Stock” shall mean shares of the Common Stock of the Company, $0.001 par value.
“Confidentiality Agreement” shall mean the Confidentiality Agreement dated February 20, 2014, between the Company and the Sarissa Group.
“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Common Stock specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Common Shares”), regardless of whether (a) obligations under such contract are required or permitted to be settled through the delivery of cash, shares of Common Stock or other property or (b) such contract conveys any voting rights in shares of Common Stock, without regard to any short or similar position under the same or any other Derivative Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Existing Agreement” shall mean the Nomination and Standstill Agreement dated as of February 20, 2014, by and among the Company and the Sarissa Group.
“Net Long Position” shall mean such Common Stock Beneficially Owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act; provided that, for the avoidance of doubt, “Net Long Position” shall not include any shares as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

“New Sarissa Designee” shall have the meaning set forth in Section 2.1 below.
“Press Releases” shall have the meaning set forth in Section 5.1 below.
“Replacement” shall have the meaning set forth in Section 2.1 below.
“Representatives” shall mean the directors, officers, employees and independent contractors, agents or advisors (including attorneys, accountants and investment bankers) of the specified party or any of its Subsidiaries.
“Retirement Agreement” means the letter agreement entered into between the Company and Harvey J. Berger on the date hereof pursuant to which Harvey J. Berger has agreed to, among other things, retire as Chief Executive Officer of the Company on the terms set forth therein, together with all other documents and agreements entered into pursuant to the terms thereof.
“Retirement Press Release” shall have the meaning set forth in Section 5.1 below.
“Rights Plan” shall mean that certain Section 382 Rights Agreement dated as of October 31, 2013, between the Company and Computershare Trust Company, N.A., as amended.
“Sarissa Designee” shall have the meaning set forth in the Existing Agreement.
“Sarissa Nomination and Proposal” shall have the meaning set forth in Section 4.4 below.
 “SEC” or “Commission” means the Securities and Exchange Commission or any other federal agency at the time administering the Exchange Act.
“Standstill Period” shall mean the period beginning on the Berger Retirement Date and ending on the earliest of (a) the date when the Sarissa Designee resigns from the Board, (b) the date, if any, within the 2016 Notice Window on which the Sarissa Group gives notice in accordance with Section 2.6.1 of the Company’s bylaws of the nomination of  one or more directors to stand for election at the 2016 Annual Meeting and (c) the date of the 2016 Annual Meeting.
“Subsidiaries” shall mean each corporation, limited liability company, partnership, association, joint venture or other business entity of which any party or any of its Affiliates owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body.

 “Voting Stock” shall mean shares of the Common Stock and any other securities of the Company having the ordinary power to vote in the election of members of the Board.
2. Appointment of the Sarissa Group’s Nominee to the Board; Formation of CEO Search Committee; Retirement of Harvey J. Berger
2.1 The Company will on the date hereof add Anna Protopapas (the “New Sarissa Designee”) to the Board as a Class 2 director with a term expiring at the 2017 Annual Meeting to fill the existing vacancy in such class.  If, from the date hereof until the completion of the 2017 Annual Meeting, the New Sarissa Designee ceases to serve (or indicates to the Company her desire to cease to serve) as a director of the Company for any reason, for so long as the Sarissa Designee is a member of the Board, the Sarissa Group shall have the right to submit the name of a replacement, which person will (i) not be an officer or employee of the Sarissa Group and (ii) qualify as “independent” pursuant to Nasdaq listing standards (the “Replacement”) to the Company for its reasonable approval and who, following such approval and following the New Sarissa Designee’s cessation of service as a director, the Company shall appoint, as promptly as practicable, to serve as a director in substitution for the New Sarissa Designee for the remainder of the term expiring at the 2017 Annual Meeting.  If the proposed Replacement is not approved by the Company, the Sarissa Group shall have the right to submit another proposed Replacement to the Company for its reasonable approval.  The Sarissa Group shall have the right to continue submitting the name of a proposed Replacement to the Company for its reasonable approval until the Company approves that such Replacement may serve as a director, at which time such person is appointed as the Replacement. The Company agrees that upon being requested to approve a proposed Replacement, it shall grant or withhold its reasonable approval as promptly as practicable, subject to the Company conducting its customary vetting and review processes for such person, which may include, among other things, customary telephonic interviews.  For the avoidance of doubt, any such Replacement who becomes a Board member in replacement of the New Sarissa Designee shall be deemed to be the New Sarissa Designee for all purposes under this Agreement.
2.2(a) The Company shall not be obligated to include the New Sarissa Designee on the slate of directors proposed for election at any of the Company’s annual meetings of stockholders.  So long as (i) both the Sarissa Designee and the New Sarissa Designee is a member of the Board and (ii) the Sarissa Group (together with their Affiliates) Beneficially Own an aggregate Net Long Position in at least 6,000,000 shares of Common Stock (as adjusted from time to time for any stock dividends, combinations, splits, recapitalizations and the like), the Company shall notify the Sarissa Group in writing no less than 25 calendar days before the advance notice deadline for submission of stockholder director nominations set forth in the Company’s bylaws whether or not the New Sarissa Designee will be nominated by the Company for election as a director at any annual meeting thereof if the term thereof as a director otherwise expires at such meeting.  If the Sarissa Group is so notified by the Company that the New Sarissa Designee will be so nominated, the Company shall so nominate the New Sarissa Designee and shall use reasonable best efforts to cause the election of the New Sarissa Designee so nominated by the Company (including listing the New Sarissa Designee in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommending that the Company’s stockholders vote in favor of the election of the New Sarissa Designee (along with all other Company nominees) and otherwise supporting him or her for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(b) Notwithstanding anything to the contrary in this Agreement, if at any time after the date hereof, the members of the Sarissa Group (together with their controlled Affiliates) cease collectively to Beneficially Own an aggregate Net Long Position in at least 6,000,000 shares of Common Stock (as adjusted from time to time for any stock dividends, combinations, splits, recapitalizations and the like), then the New Sarissa Designee shall promptly tender her resignation from the Board and any committee of the Board on which she is a member.
2.3 The Company will commence a search for a new Chief Executive Officer of the Company promptly following the date hereof. In connection therewith, on the date hereof, the Board will form a new committee of the Board (the “CEO Search Committee”), comprised of Alexander J. Denner (as Chairman), Norbert G. Riedel, Sarah J. Schlesinger and Wayne Wilson. The CEO Search Committee will be responsible for running the process for the selection of, and negotiating the terms and conditions of the employment of, the new Chief Executive Officer and will have the authority to engage an executive search firm and legal counsel selected by it in its discretion, the fees and expenses of which shall be paid by the Company. The Board will not change the composition (or chairmanship) of the CEO Search Committee (or increase or decrease its size) or form any sub-committee thereof or any other committee of the Board to perform a similar function or suspend or terminate the search for a new Chief Executive Officer or fill any vacancy on the CEO Search Committee, in each case without the prior written consent of the Sarissa Group.
2.4The Company shall enforce the terms and provisions of the Retirement Agreement in accordance with the terms set forth therein as in effect on the date hereof (or on the date of the execution thereof) and shall not amend or modify the terms or provisions thereof or waive any provisions thereunder, in each case without the prior written consent of the Sarissa Group.  The Company shall promptly notify the Sarissa Group in writing of any material breach or threatened material breach of the Retirement Agreement by Harvey J. Berger that is known to the Company. Notwithstanding the foregoing, if at any time after the date hereof, the members of the Sarissa Group (together with their controlled Affiliates) cease collectively to Beneficially Own an aggregate Net Long Position in at least 6,000,000 shares of Common Stock (as adjusted from time to time for any stock dividends, combinations, splits, recapitalizations and the like), the Company shall not have to comply with this Section 2.4 and this Section 2.4 shall be of no further force and effect.

3. Representations and Warranties and Covenants
3.1 Each of the parties hereto represents and warrants to the other parties that:
(a) such party has all requisite corporate or other authority and power necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby;
(b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate or other action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby;
(c) this Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms; and
(d) this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.
3.2 Each member of the Sarissa Group jointly represents and warrants that, as of the date of this Agreement, (a) the Sarissa Group Beneficially Owns an aggregate of 12,850,000  shares of Voting Stock of the Company, (b) except for (i) such ownership, (ii) $8,800,000 in aggregate principal amount of ARIAD’s 3.625% Convertible Senior Notes due 2019 and (iii) equity awards granted to Alexander J. Denner in his capacity as a director of the Company (in each case, to the extent any of the foregoing constitutes Beneficial Ownership of Voting Stock), no member of the Sarissa Group, individually or in the aggregate with all other members of the Sarissa Group and its Affiliates has any other Beneficial Ownership of any Voting Stock and (c) the Sarissa Group, collectively with its Affiliates, has a Net Long Position of 12,850,000 shares of Voting Stock.
3.3 The Company represents that since January 1, 2013, there have been: (i) no amendments to the Company’s bylaws other than as publicly disclosed; and (ii) no material amendments to compensatory arrangements applicable to named executive officers other than as publicly disclosed.

3.4 During the Standstill Period, as long as the Sarissa Group has not intentionally and materially breached this Agreement or the Existing Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Company shall not make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including any SEC filing) negatively commenting upon any member of the Sarissa Group or its principals or employees, including the Sarissa Group’s corporate strategy, business, corporate activities, governing body or management (and including making any statements critical of the Sarissa Group’s business, strategic direction, capital structure or compensation practices).  This Agreement is not intended to, and shall be interpreted in a manner that does not, limit or restrict the Company or any Affiliate thereof from exercising any legally protected whistleblower rights (including pursuant to Rule 21F under the Exchange Act).
3.5 From and after the date of this Agreement, the New Sarissa Designee shall be covered by the same indemnification and insurance provisions and coverage as are applicable to the individuals that are currently directors of the Company.
3.6 The Company represents, warrants, covenants and agrees (a) that, for purposes of the Company’s 2005 Executive Compensation Plan, the appointment of the New Sarissa Designee to the Board has been endorsed by a majority of the members of the Board before the date hereof and (b) that, upon her appointment to the Board, the New Sarissa Designee shall be deemed to be, or shall constitute, a “Continuing Director” for purposes of indemnification arrangements with any officers or directors.
3.7  The Company hereby agrees that it shall not, for so long as the New Sarissa Designee is a member of the Board adopt any policies applicable to directors that are inconsistent with the provisions of this Agreement and to the extent any such policies are inconsistent with the terms of this Agreement, the terms of this Agreement shall govern.
4. Covenants of the Sarissa Group.
4.1 Standstill.
During the Standstill Period, so long as the Company has not intentionally and materially breached this Agreement or the Existing Agreement and failed to cure such breach within five business days of written notice from the Sarissa Group specifying any such breach, the Sarissa Group and its Affiliates will not, without the prior written consent of the Company:

(a) acquire, offer, seek or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise (but excluding any action by the Company such as a stock dividend), Beneficial Ownership of Voting Stock of the Company if after giving effect to such acquisition the Sarissa Group would Beneficially Own more than the higher of (x) 6.96% of the outstanding shares of Voting Stock of the Company and (y) such higher amount that any other person or group required to file on Schedule 13D is permitted to buy or own pursuant to the terms of, or as a result of being waived through, the Rights Plan (including any amendments thereto) or any replacement thereof or other rights plan implemented by the Company (and the Company agrees not to include a “trigger amount”, applicable to any other person or group not required to file on Schedule 13D, under the Rights Plan (including any amendments thereto) or any replacement thereof or other rights plan implemented by the Company, of more than 15% Beneficial Ownership of Voting Stock of the Company, unless such higher “trigger amount” also applies to any person or group required to file on Schedule 13D) or, if the Rights Plan (including any amendments thereto) and any replacement thereof and any other rights plan implemented by the Company, have expired or are otherwise no longer in effect, such higher amount that any other person or group is permitted to buy or own pursuant to the terms of, or as a result of being approved to acquire in accordance with, Section 203 of the Delaware General Corporation Law (and the Company agrees that it will grant similar waivers or approvals to the Sarissa Group under the Rights Plan (including any amendments thereto) or replacement thereof or other rights plan implemented by the Company or Section 203, as it has granted or hereafter does grant, to any such person or group);
(b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person with respect to the voting of, any Voting Stock of the Company (other than in the Sarissa Designee’s capacity as a member of the Board in a manner consistent with the Board’s recommendation in connection with such matter);
(c) separately or in conjunction with any other person in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, submit a proposal for or offer of (with or without conditions) (including to the Board), any Extraordinary Transaction. “Extraordinary Transaction” means any of the following involving the Company or any of its Subsidiaries or its or their securities or a material amount of the assets or businesses of the Company or any of its Subsidiaries: any tender offer or exchange offer, merger, acquisition, business combination, reorganization, restructuring, recapitalization, sale or acquisition of material assets, liquidation or dissolution;  provided, however, this subparagraph (c) shall not prevent the Sarissa Designee acting in his capacity as a director of the Company from raising such matter at the Board;
(d) form, join or in any way participate in a 13D Group (other than the Sarissa Group);
(e) present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or (except as explicitly permitted by this Agreement) propose any nominee for election to the Board or seek the removal of any member of the Board, other than through action at the Board by the Sarissa Designee acting in his capacity as such;

(f) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for an annual meeting or a special meeting) or deposit any of the Voting Stock (or any securities convertible, exchangeable for or otherwise exercisable to acquire such Voting Stock) held by the Sarissa Group or its Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect.
(g) make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including any SEC filing) (x) in support of any solicitation described in clause (b) above, or (y) negatively commenting upon the Company, including the Company’s corporate strategy, business, research and development, corporate activities, Board or management (and including making any statements critical of the Company’s business, strategic direction, capital structure or compensation practices).  This Agreement is not intended to, and shall be interpreted in a manner that does not, limit or restrict the Sarissa Group or any Affiliate thereof from exercising any legally protected whistleblower rights (including pursuant to Rule 21F under the Exchange Act).
(h) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;
(i) make any request under Section 220 of the Delaware General Corporation Law;
(j) request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 4.1; provided that the Sarissa Group may confidentially request the Company to amend or waive any provision of this Section 4.1 in a manner that would not be reasonably likely to require public disclosure; or
(k) direct, instruct, assist or encourage any of their respective Subsidiaries, Representatives or Affiliates to take any such action.

Notwithstanding the foregoing, nothing in this Section 4.1 shall be deemed to restrict or limit the Sarissa Group from making or issuing, or causing to be made or issued, any public disclosure, statement or announcement stating whether the Sarissa Group is in favor of or against any potential Extraordinary Transaction that has been announced by a third party and the reasons for that position.  For the avoidance of doubt, all parties acknowledge and agree that the standstill provisions set forth in the Existing Agreement are and shall continue to be of no force or effect.  Prior to the commencement of the Standstill Period, the Sarissa Group and its Affiliates shall not take any of the actions described in clauses (b) through (j) in this Section 4.1 or direct, instruct, assist or encourage any of their respective Subsidiaries, Representatives or Affiliates to take any such actions, in each case, if the taking of such action involves public disclosure, or would require public disclosure, by the Sarissa Group, any of its Subsidiaries, Representatives or Affiliates or, based upon advice of its outside legal counsel, would require public disclosure by the Company, unless and until the matters prompting such action are discussed at a Board meeting that shall be called with reasonable promptness following the Sarissa Designee's request therefor; provided that no such discussions with the Board shall be required for the Sarissa Group or its Affiliates to make a public disclosure, statement or announcement (including any SEC filing) in response to a public disclosure, statement or announcement (including any SEC filing) made by or on behalf of the Company or any of its Representatives that references, directly or indirectly, the Sarissa Group or any of its Affiliates.
4.2 Reserved.
4.3 Voting. So long as the Company has not intentionally and materially breached this Agreement or the Existing Agreement and failed to cure such breach within five business days of written notice from the Sarissa Group specifying any such breach, the Sarissa Group shall, and shall cause its Affiliates, to (a) cause in the case of all Voting Stock of the Company owned of record, and (b) instruct the record owner, in the case of all Voting Stock of the Company Beneficially Owned but not owned of record, directly or indirectly, by them, as of the record date for the 2015 Annual Meeting that are entitled to vote at the 2015 Annual Meeting or at any adjournments or postponements thereof, to be present for quorum purposes, and to be voted in favor of all directors nominated by the Board for election at the 2015 Annual Meeting; provided, however, that in the event that Harvey J. Berger shall have intentionally and materially breached the Retirement Agreement and failed to cure such breach within five business days of written notice from the Company specifying any such breach, the Sarissa Group shall not be required to cause any such Voting Stock to be voted in favor of Dr. Berger.  The Company shall duly convene and hold the 2015 Annual Meeting no later than July 25, 2015.
4.4 Withdrawal. The Sarissa Group hereby irrevocably withdraws its Stockholders’ Notice of Stockholder Business and Nominations at the 2015 Annual Meeting of Stockholders dated February 19, 2015, as restated as of February 24, 2015, providing notice to the Company of its intention to nominate certain individuals for election as directors of the Company at the 2015 Annual Meeting and of its intention to make the shareholder proposal set forth therein at the 2015 Annual Meeting (the “Sarissa Nomination and Proposal”).  The Sarissa Group hereby further agrees that all of its members and Affiliates shall not, directly or indirectly, solicit proxies or participate or engage in a proxy contest with respect to the election of directors at the 2015 Annual Meeting or any other proposal to be considered at the 2015 Annual Meeting or present any other proposal for consideration at the 2015 Annual Meeting and shall immediately cease all efforts, direct or indirect, in furtherance of the Sarissa Nomination and Proposal and any related solicitation in connection with the Sarissa Nomination and Proposal.

5. Miscellaneous.
5.1 Public Announcements. No earlier than 7:30 a.m. and no later than 9:00 a.m., New York City time, on the first trading day after the date hereof, the Company and the Sarissa Group shall announce this Agreement and the material terms hereof by means of two press releases, one in the form attached to this Agreement as Exhibit A (the “Agreement Press Release”) and one in the form attached to this Agreement as Exhibit B (the “Retirement Press Release” and together with the Agreement Press Release, the “Press Release”). Neither the Company nor the Sarissa Group shall make (and each shall cause their Representatives not to make) any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release or the terms of this Agreement or the Retirement Agreement, except as required by law or the rules of any stock exchange or with the prior written consent of the other party which will not be unreasonably withheld. The Company acknowledges that the Sarissa Group intends to file this Agreement and the agreed upon Press Release (or any of them) as an exhibit to its Schedule 13D pursuant to an amendment that the Company shall have the opportunity to review in advance. The Sarissa Group shall have an opportunity to review in advance the Form 8-K to be made by the Company with respect to this Agreement and the Retirement Agreement.
5.2 Existing Agreement; Confidentiality Agreement. The Company and the Sarissa Group hereby acknowledge and confirm that, except as expressly set forth in this Agreement, nothing herein shall affect the Confidentiality Agreement or the Existing Agreement, which shall remain in full force and effect in accordance with their terms (except to the extent expressly modified by any of the provisions set forth herein).
5.3 Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party hereto agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 5.3 by the state and federal courts located in the State of Delaware and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

5.4 Successors and Assigns; No Third Party Beneficiaries. This Agreement shall not be assigned or assignable by any of the parties to this Agreement without the prior written consent of each of the non-assigning parties.  This Agreement, however, shall inure to the benefit of, and be binding upon, the successor and assigns of the parties hereto.   This Agreement is solely for the benefit of the parties named hereto, is not enforceable by any other persons.
5.5 Entire Agreement; Amendment. This Agreement, the Existing Agreement and the Confidentiality Agreement constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Except for the Existing Agreement and the Confidentiality Agreement, any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. Neither this Agreement nor any provision hereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by the party against who enforcement of any such amendment, change, waiver, discharge or termination is sought.
5.6 Notices, etc. All notices and other communications required or permitted hereunder shall be effective upon receipt by email to all persons whose email addresses are set forth below, with a copy also sent by express overnight delivery service, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

 If to the Sarissa Group:

Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, Connecticut 06830
Attention: Mark DiPaolo
 Email: mdipaolo@sarissacap.com
with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Ave.
New York, NY 10019
Attention:  Russell Leaf
Email: Rleaf@willkie.com
If to the Company, to:

ARIAD Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, Massachusetts 02139
Attention: Thomas J. DesRosier, Executive Vice President, Chief Legal and
Administrative Officer
 Email: thomas.desrosier@ariad.com
with a copy to:
Cravath, Swaine & Moore LLP
825 Eighth Avenue
 New York, New York 10019
Attention:	Scott A. Barshay, Esq. and George F. Schoen, Esq.
Email:	sbarshay@cravath.com and gschoen@cravath.com
5.7 Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
5.8 Titles and Subtitles. The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

5.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
5.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.
5.11 Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

5.12 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.
5.13 Construction of Agreement. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The term “including” shall in all instances be deemed to mean “including without limitation.”
5.14 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.
5.15 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.
5.16 Expenses. The Company shall reimburse the Sarissa Group for the invoiced fees and expenses of Willkie Farr & Gallagher LLP in connection with this Agreement and the Sarissa Nomination and Proposal (such reimbursement not to exceed $150,000 in the aggregate) with payment to be made by the Company to the Sarissa Group by certified check or wire transfer of immediately available funds promptly following the receipt of an invoice for such fees and expenses.
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IN WITNESS WHEREOF, the parties have caused this AGREEMENT to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Thomas J. DesRosier
Name: Thomas J. DesRosier
Title: Executive Vice President,
Chief Legal and
Administrative Officer

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL FUND GP LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE FUND GP LLC

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SCHEDULE A
SARISSA GROUP
Sarissa Capital Management LP
Sarissa Capital Domestic Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Fund GP LP
Sarissa Capital Offshore Fund GP LLC

EXHIBIT A
FORM OF AGREEMENT PRESS RELEASE

EXHIBIT B
FORM OF RETIREMENT PRESS RELEASE